

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2026

Someit Sidhu
Chief Executive Officer
JATT II Acquisition Corp.
153 Central Avenue C/O 56
Westfield, NJ 07091

> **Re: JATT II Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed March 13, 2026**
> **File No. 333-294294**

Dear Someit Sidhu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pam Howell at 202-551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction